UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankoh Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Merchant Street, CC 475
(No. and Street)

Honolulu	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1003 Bishop Street, Suite 2600	Honolulu	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A. Otto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankoh Investment Services, Inc., as of February 28, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Hawaii City and County of Honolulu
This 2 page Annual Audit Report Form X-17A-5 Part III dated February 28, 2020 was subscribed and sworn to before me this 28th day of February, 2020, in the First Circuit of the State of Hawaii by Christopher A. Otto
Rouella VP Tilitile
Rouella V P Tilitile
My commission Expires: 9/14/2022 2/28/2020 Date

Notary Public

ROUELLA V.P. TILITILE NOTARY PUBLIC No. 14-325 STATE OF HAWAII

C. Otto
Signature

President / CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ROUELLA V.P. TILITILE NOTARY PUBLIC No. 14-325 STATE OF HAWAII

NOTARY PUBLIC CERTIFICATION
Rouella V.P. Tilitile First Judicial Circuit
Doc. Description: Annual Audited Report Form X-17A-5 Part III
No. of Pages: 2 **Date of Doc.** 2/28/2020
Rouella VP Tilitile 2/28/2020
Notary Signature **Date**

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm...1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements..6

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 13
Schedule II - Statement Pursuant to SEC Rule 17a-5(d) 15
Schedule III - Statement Pursuant to SEC Rule 17a-5(d)..16


Ernst & Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: + 1 808 531 2037
Fax: + 1 808 535 6888
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Bankoh Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 28, 2020


Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2019


Assets

Cash and cash equivalents	$	1,638,535
Commissions receivable from brokers and dealers, net		100,175
Equipment, net		44,961
Other assets		154,706
Total assets	$	1,938,377

Liabilities and stockholder's equity

Liabilities:

Due to parent for income taxes payable	$	40,084
Accrued expenses and other liabilities		583,634
Total liabilities		623,718

Stockholder's equity:

Common stock ($10 par value), authorized, issued and outstanding 50,000 shares		500,000
Retained earnings		814,659
Total stockholder's equity		1,314,659
Total liabilities and stockholder's equity	$	1,938,377

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2019

Revenues

Annuity and insurance fee income	$ 4,871,999
Mutual fund and securities income	2,081,081
Investment advisor fees	2,084,063
Other income	44,180
	9,081,323

Expenses

Salaries, commissions and benefits	5,646,401
Broker charges	799,426
Occupancy	395,744
Equipment	98,022
Other operating expenses	853,862
	7,793,455

Income before income taxes	1,287,868
Provision for income taxes	347,370
Net income	$ 940,498

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance at December 31, 2018	$ 500,000	$ 874,161	$ 1,374,161
Net income	–	940,498	940,498
Cash dividend paid	–	(1,000,000)	(1,000,000)
Balance at December 31, 2019	$ 500,000	$ 814,659	$ 1,314,659

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities

Net income	$	940,498
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Deferred taxes		17,095
Depreciation and amortization		10,819
Decrease in commissions receivable from brokers and dealers, net		24,917
Increase in other assets		(46,893)
Decrease in due to parent for income taxes		(117,223)
Increase in accrued expenses and other liabilities		14,594
Net cash provided by operating activities		843,807
Investing activities		
Purchases of equipment		(55,780)
Financing activities		
Cash dividend paid		(1,000,000)
Decrease in cash and cash equivalents		(211,973)
Cash and cash equivalents at beginning of year		1,850,508
Cash and cash equivalents at end of year	$	1,638,535
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	447,498

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2019

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $1,589,315 as of December 31, 2019. These money market funds are held with NFS and are in excess of SIPC insurance limits.

Revenue Recognition

Revenue is largely derived from commissions received from the sale of annuity and life insurance products, mutual funds, and securities. In addition, the Company earns investment advisor fees from the Company's Managed Account Platform Services wealth management product. See Note 9. Revenue Recognition for more information.

Accounting Standards Adopted in 2019

In February 2016, the FASB issued ASU No. 2016-02, *"Leases."* Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee's obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company does not have any leases as defined under the new guidance, and therefore, ASU No. 2016-02 did not have any impact on the Company's financial statements.

Accounting Standards Pending Adoption

In June 2016, the FASB issued ASU No. 2016-13, *"Measurement of Credit Losses on Financial Instruments."* This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today's "incurred loss" approach with an "expected loss" approach known as current expected credit loss ("CECL"). CECL will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted the standard in the first quarter of 2020. ASU No. 2016-13 did not have a material impact on the Company's financial statements.

3. Service Agreement

The Company has a service agreement with NFS who provides certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2019, the Company had net capital of $1,075,507, which was $1,025,507 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.58-to-1. The Company had no subordinated debt at December 31, 2019, or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2019 included:

Salaries, commissions and benefits	$ 686,925
Occupancy	380,292
Other operating expenses	190,308

At December 31, 2019, amounts due to the Bank included in accrued expenses and other liabilities totaled $29,310.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $447,498 to the Parent for income taxes during 2019.

The Company's net deferred tax assets as of December 31, 2019 was $36,667, and are predominantly the result of temporary timing differences relating to state taxes owed for 2019, which will be deducted from federal income tax in 2020 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

The components of the provision for income taxes for the year ended December 31, 2019, are as follows:

Current:		
Federal	$	236,872
State		93,403
Total Current		330,275
Deferred:		
Federal		16,902
State		193
Total Deferred		17,095
Provision for income taxes	$	347,370

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 21% to income before income taxes primarily due to the effect of state taxes.

The Parent's federal tax returns for 2017 through 2018 remain subject to examination. The Internal Revenue Service audit for tax year 2016 concluded with no change needed to the tax return. The Parent's State of Hawaii income tax returns for 2016 through 2018 remain subject to examination by the taxing authorities.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $474,792 in 2019 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are

"shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2019, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $30,567 and was included in salaries, commissions and benefits.

8. Contingencies

The Company is from time to time subject to lawsuits, investigations and claims arising out of the conduct of our business. Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of income and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

9. Revenue Recognition

The Company's significant revenue streams are discussed below.

Mutual Fund and Securities Income

Mutual fund and securities income primarily consists of commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized at a point in time on trade date, which is when the Company satisfies its performance obligation of executing the sale. The Company also receives periodic service fees (i.e., 12b-1 fees) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

Annuity and Insurance Fee Income

Annuity and insurance income primarily consists of commissions received on annuity product sales, primarily fixed annuities. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company and the Company recognizes the revenue. The majority of the trailer commission fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Although much of the performance obligation is satisfied upon the sale of the policy, revenue for trailer commission fees remains constrained until the Company can confirm that the annuity is still active at period end and the market value can be determined. Therefore, trailer commission fees are recognized over time as the constraints are resolved.

Investment Advisor Fees

Investment advisor fees from the Company's Managed Account Platform Services (MAPS) wealth management product are earned over time (as the performance obligation is satisfied) and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the

customer's account in advance, on the first month of the quarter, and the revenue is recognized over the following three-month period.

Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from contracts with customers of $100,175, as of December 31, 2019, are reported in net commissions receivable from brokers and dealers in the statement of financial condition.

10. Subsequent Events

Subsequent events have been evaluated through February 28, 2020, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

Supplemental Information

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2019

Net Capital

Total stockholder's equity qualified for net capital	$	1,314,659
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		27,699
Deferred taxes		36,667
Equipment		44,961
Other assets		68,039
		177,366
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		207,366
Net capital before haircuts on securities positions:		
(tentative net capital)		1,107,293
Haircuts on money market funds		(31,786)
Net capital	$	1,075,507

Aggregate Indebtedness

Items included in statement of financial condition:		
Due to parent for income taxes payable	$	40,084
Accrued expenses and other liabilities		583,634
Total aggregate indebtedness	$	623,718

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	41,581
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	1,025,507
Ratio: Aggregate Indebtedness to Net Capital		0.58 to 1

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

December 31, 2019

There are no material differences between the net capital, as reported in the Company's Part II (unaudited) FOCUS Report and the Schedule I in the audited financial statements as of December 31, 2019.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2019

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities

December 31, 2019

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst &Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Bankoh Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Bankoh Investment Services, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

    No findings were found as a result of applying the procedure.



This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Bankoh Investment Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2020